

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 27, 2017

<u>Via E-Mail</u>
Brett Roper
Chief Operating Officer
Medicine Man Technologies, Inc.
4880 Havana Street
Suite 200 South
Denver, Colorado 80239

>   **Re: Medicine Man Technologies, Inc.**
>   **Revised Preliminary Information Statement on Schedule 14C**
>   **Filed March 22, 2017**
>   **Response Dated March 21, 2017**
>   **File No. 000-55450**

Dear Mr. Roper:

We have reviewed your March 21, 2017 response to our comment letter and have the following comment. Please note that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 20, 2017 letter.

<u>General</u>

1.   We note your response to our prior comment where you state that you obtained consents from nine shareholders in reliance on Exchange Act Rule 14a-2(b)(2). Rule 14a-2(b)(2) is not available for solicitations made on behalf of the registrant. Please tell us how you obtained the consents of the shareholders who approved this proposal and provide a legal analysis detailing how acquiring the consents from the shareholders did not constitute a solicitation of proxies. Alternatively, please file a preliminary proxy statement on Schedule 14A.

Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or me at (202) 551-3673 if you have any questions.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Senior Counsel
Office of Real Estate and
Commodities

cc: Andrew I. Telsey